UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Attunity Ltd.

(Name of Issuer)

Ordinary Shares (par value NIS 0.10 per share)

(Title of Class of Securities)

M15332105

(CUSIP Number)

Dror Elkayam VP Finance & Secretary Attunity Ltd. Kfar Netter Industrial Park , Kfar Netter , 40593 , Israel +972- 9-899-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2006

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

        * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15332105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shimon Alon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 501,200 (1)
	8	SHARED VOTING POWER 4,904,990 (1)
	9	SOLE DISPOSITIVE POWER 501,200 (1)
	10	SHARED DISPOSITIVE POWER 4,904,990 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,406,190 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

CUSIP No. M15332105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 451,200 (1)
	8	SHARED VOTING POWER 4,904,990 (1)
	9	SOLE DISPOSITIVE POWER 451,200 (1)
	10	SHARED DISPOSITIVE POWER 4,904,990 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,190 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

CUSIP No. M15332105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aki Ratner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 856,500 (1)
	8	SHARED VOTING POWER 4,904,990 (1)
	9	SOLE DISPOSITIVE POWER 856,500 (1)
	10	SHARED DISPOSITIVE POWER 4,904,990 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,761,490 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

        This Amendment No. 4 amends and supplements the Schedule 13D filed by Shimon Alon, Ron Zuckerman and Aki Ratner (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on January 9, 2004 (as amended on June 6, 2004, January 3, 2006 and March 9, 2006, the “Schedule 13D”) in respect of the Ordinary Shares, par value NIS 0.1 each (“Ordinary Shares”), of Attunity Ltd., an Israeli company (the “Issuer”).

        Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) and (f):

        Shimon Alon is an individual who is an Israeli citizen. His mailing address is 333 East 56 Street, New York, NY 10022. His present principal occupation is Chairman of the Board of Directors of the Issuer.

        Ron Zuckerman is an individual who is an Israeli citizen. His mailing address is 3 Yoav Street, Zahala, Tel Aviv, Israel. His present principal occupation is managing partner of two Israeli venture capital funds named Magnum Communication Fund and the First Israeli Turnaround Fund. He is also a member of the Board of Directors of the Issuer.

        Aki Ratner is an individual who is an Israeli citizen. His mailing address is 17 Daniel Street, Ramat Gan, Israel. His present principal occupation is Chief Executive Officer of the Issuer. He is also a member of the Board of Directors of the Issuer.

(d)     None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

        The funds for the purchases reported in Item 4 below were provided from the Reporting Persons’ personal funds.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

        On or about April 21, 2006, the Reporting Persons and the Purchasers (namely, GF Capital Management & Advisors LLC, Peter Luggen, Barossa Finance Ltd., Sharon Kotlicki-Pery, Avishai Kotlicki and Genia Kotlicki) have exercised part of their Series A Warrants and purchased, in the aggregate, 571,429 Ordinary Shares for an aggregate consideration of $1,000,000, reflecting an exercise price of $1.75 per Ordinary Share. Consequently, the total number of Series A Warrants held by the Reporting Persons and the Purchasers was reduced from 1,779,918 to 1,208,489 Series A Warrants. It should be noted that all of the said 571,429 Ordinary Shares are subject to the terms of the 2004 Stockholders Agreement.

        On October 9, 2006, the Reporting Persons acquired an aggregate of (i) 537,600 Ordinary Shares and (ii) Warrants (the “2006 Warrants”) to purchase an aggregate of 268,800 Ordinary Shares, for an aggregate purchase price of $672,000, reflecting a purchase price of $1.25 per Ordinary Share. The transactions were carried pursuant to a Securities Purchase Agreement, dated August 29, 2006, by and among the Issuer and the investors named therein (the “2006 Purchase Agreement”). The 2006 Warrants have an exercise price of $1.25 per Ordinary Share, subject to certain adjustments, including a price protection adjustment in the event that the Issuer issues securities in a price per share lower than the exercise price, and expire on October 8, 2009. Each of the Reporting Persons was also granted registration rights pursuant to a Registration Rights Agreement executed with the investors. Under the Registration Rights Agreement, the Issuer undertook to file a registration statement covering the Ordinary Shares purchased pursuant to the Purchase Agreement, as well as the Ordinary Shares underlying the 2006 Warrants.

        To the Reporting Persons’ knowledge, the Purchasers (other than Barrosa) have also invested in the Company pursuant to the 2006 Purchase Agreement and acquired, on the same terms, an aggregate of (i) 441,600 Ordinary Shares and (ii) 2006 Warrants to purchase an aggregate of 220,800 Ordinary Shares, for an aggregate purchase price of $552,000.

        It should be noted that the Ordinary Shares issued, and the Ordinary Shares issuable under the 2006 Warrants, to the Reporting Persons and to the said Purchasers under the 2006 Purchase Agreement are not subject to the 2004 Stockholders Agreement.

        In addition, as previously reported, the Convertible Promissory Notes, the Series A Warrants, the Series B Warrants and the 2004 Warrants held by the Reporting Persons and the Purchasers contain provisions providing for a price protection adjustment of the conversion price or exercise price, as the case may be, in the event that the Issuer issues securities in a price per share lower than the original conversion price or exercise price, as the case may be. As a result of the 2006 Purchase Agreement, (i) the exercise prices of the Series A Warrants, the Series B Warrants and the 2004 Warrants held by the Reporting Persons and the Purchasers was reduced from $1.75 to $1.25, and (ii) the conversion price of the Convertible Promissory Notes held by the Reporting Persons and the Purchasers was reduced from $1.75 to $1.25 and the total number of Ordinary Shares issuable upon conversion of the Convertible Promissory Notes was increased from 1,142,858 Ordinary Shares to 1,600,001 Ordinary Shares.

        On October 24, 2006, 1,208,489 Series A Warrants and 736,162 Series B Warrants, representing all of the remaining Series A Warrants and Series B Warrants held by the Reporting Persons and the Purchasers, expired in accordance with their terms.

        Except as may be provided otherwise herein or in the 2004 Stockholders Agreement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedules A and B hereto, presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Persons may in the future elect otherwise and reserve their right to effectuate any and all changes which they deem in furtherance of the best interests of the Issuer.

The foregoing description of the 2006 Purchase Agreement, the 2006 Warrants and the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of such documents filed as part of this Schedule 13D (see Item 7).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        The information given hereinbelow is based on 23,157,431 Ordinary Shares outstanding as of November 1, 2006.

(a) and (b)

1.     Each of the Reporting Persons own the following securities, which are governed by the terms of the 2004 Stockholders Agreement:

—	Mr. Alon owns 559,939 Ordinary Shares, a Convertible Promissory Note to purchase 294,400 Ordinary Shares and WPG Warrants to purchase 48,179 Ordinary Shares, which, in the aggregate, would constitute approximately 3.84% of the issued and outstanding Ordinary Shares of the Issuer;

—	Mr. Zuckerman owns 559,939 Ordinary Shares, a Convertible Promissory Note to purchase 210,286 Ordinary Shares and WPG Warrants to purchase 48,179 Ordinary Shares, which, in the aggregate, would constitute approximately 3.84% of the issued and outstanding Ordinary Shares of the Issuer;

—	Mr. Ratner owns 243,452 Ordinary Shares, a Convertible Promissory Note to purchase 128,002 Ordinary Shares and WPG Warrants to purchase 20,947 Ordinary Shares, which, in the aggregate, would constitute approximately 1.68% of the issued and outstanding Ordinary Shares of the Issuer;

2.     In light of the terms of the 2004 Stockholders Agreement, the Reporting Persons are also deemed the beneficial owners, and to share the power to vote and dispose, of the securities of the Issuer owned by the Purchasers and governed by the 2004 Stockholders Agreement, consisting of an aggregate of 1,679,817 Ordinary Shares, Convertible Promissory Notes to purchase 883,198 Ordinary Shares and WPG Warrants to purchase 144,537 Ordinary Shares, which, in the aggregate, would constitute approximately11.2% of the issued and outstanding Ordinary Shares of the Issuer.

3.     In addition, the Reporting Persons own the following securities, which are not governed by the terms of the 2004 Stockholders Agreement:

—	Mr. Alon owns 220,800 Ordinary Shares, a May 2004 Warrant exercisable into 150,000 Ordinary Shares, a 2006 Warrant to purchase 110,400 Ordinary Shares and options, exercisable within 60 days, to purchase 20,000 Ordinary Shares at an exercise price per share equal to $2.42 per share;

—	Mr. Zuckerman owns 220,800 Ordinary Shares, a May 2004 Warrant exercisable into 100,000 Ordinary Shares, a 2006 Warrant to purchase 110,400 Ordinary Shares and options, exercisable within 60 days, to purchase 20,000 Ordinary Shares at an exercise price per share equal to $2.42 per share;

—	Mr. Ratner owns 118,500 Ordinary Shares, a May 2004 Warrant exercisable into 190,000 Ordinary Shares, a 2006 Warrant to purchase 48,000 Ordinary Shares and options, exercisable within 60 days, to purchase 500,000 Ordinary Shares at an exercise price per share equal to $2.30 per share;

4.     In light of the above:

—	Mr. Alon beneficially owns, by virtue of the 2004 Stockholders Agreement, 5,406,190 Ordinary Shares (representing the securities owned by each of the Reporting Persons and the Purchasers as set forth in Sections 1 and 2 above and by Mr. Alon as set forth in Section 3 above), which would constitute approximately 21.4% of the issued and outstanding Ordinary Shares of the Issuer.

Of the 5,406,190 Ordinary Shares, Mr. Alon (1) has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, 4,904,990 Ordinary Shares and (2) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 501,200 Ordinary Shares beneficially owned by him (as set forth in Section 3 above).

—	Mr. Zuckerman beneficially owns, by virtue of the 2004 Stockholders Agreement, 5,356,190 Ordinary Shares (representing the securities owned by each of the Reporting Persons and the Purchasers as set forth in Sections 1 and 2 above and by Mr. Zuckerman as set forth in Section 3 above), which would constitute approximately 21.2% of the issued and outstanding Ordinary Shares of the Issuer

Of the 5,356,190 Ordinary Shares, Mr. Zuckerman (1) has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, 4,904,990 Ordinary Shares and (2) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 451,200 Ordinary Shares beneficially owned by him (as set forth in Section 3 above).

—	Mr. Ratner beneficially owns, by virtue of the 2004 Stockholders Agreement, 5,761,490 Ordinary Shares (representing the securities owned by each of the Reporting Persons and the Purchasers as set forth in Sections 1 and 2 above and by Mr. Ratner as set forth in Section 3 above), which would constitute approximately 22.3% of the issued and outstanding Ordinary Shares of the Issuer.

Of the 5,761,490 Ordinary Shares, Mr. Ratner (1) has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, 4,904,990 Ordinary Shares and (2) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 856,500 Ordinary Shares beneficially owned by him (as set forth in Section 3 above).

        Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares of the other Reporting Persons (as well as of the Purchasers) that are not governed by the terms of the 2004 Stockholders Agreement and further disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(c)     Except for the 2006 Purchase Agreement, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days ending on October 9, 2006.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        Except to the extent set forth herein or in the Exhibits herewith, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement
2	2003 Purchase Agreement (1)
3	2003 Stockholders Agreement (2)
4	2004 Stockholders Agreement (3)
5	Form of May 2004 Warrant (4)
6	Form of Convertible Promissory Note (5)
7	Form of WPG Warrant (6)
8	Amendment to 2004 Stockholders Agreement (7)
9	Letter from the Reporting Persons to the Issuer, dated March 9, 2006 (8)
10	2006 Purchase Agreement (9)
11	Form of 2006 Warrant (10)
12	Registration Rights Agreement (11)

(1)	Filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed with the SEC on January 9, 2004, and incorporated herein by reference.
(2)	Filed as Exhibit 3 to the Reporting Persons’ Schedule 13D filed with the SEC on January 9, 2004, and incorporated herein by reference.
(3)	Filed as Exhibit 2 to the Reporting Persons’ Schedule 13D/A filed with the SEC on June 16, 2004, and incorporated herein by reference.
(4)	Filed as Exhibit 3 to the Reporting Persons’ Schedule 13D/A filed with the SEC on June 16, 2004, and incorporated herein by reference.
(5)	Filed as Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed with the SEC on June 16, 2004, and incorporated herein by reference.
(6)	Filed as Exhibit 4.17 to the Issuer’s Registration Statement on Form F-3, filed with the SEC on February 22, 2005, and incorporated herein by reference.
(7)	Filed as Exhibit 8 to the Reporting Persons’ Schedule 13D filed with the SEC on March 9, 2006, and incorporated herein by reference.
(8)	Filed as Exhibit 9 to the Reporting Persons’ Schedule 13D filed with the SEC on March 9, 2006, and incorporated herein by reference.
(9)	Filed as Exhibit 99.2 to the Issuer’s Report on Form 6-K, filed with the SEC on August 30, 2006, and incorporated herein by reference.
(10)	Filed as Exhibit 99.4 to the Issuer’s Report on Form 6-K, filed with the SEC on August 30, 2006, and incorporated herein by reference.
(11)	Filed as Exhibit 99.3 to the Issuer’s Report on Form 6-K, filed with the SEC on August 30, 2006, and incorporated herein by reference.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006

/s/ Shimon Alon —————————————— Shimon Alon

/s/ Ron Zuckerman —————————————— Ron Zuckerman

/s/ Aki Ratner —————————————— Aki Ratner